UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report
(Date of earliest event reported) October 15, 2002

1-13859
Commission File Number Commission File Number

AMERICAN GREETINGS CORPORATION

(Exact name of registrant as specified in Charter)

Ohio	34-0065325
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One American Road, Cleveland, Ohio	44144
(Address of principal executive Offices)	(Zip Code)

(216) 252-7300
Registrant’s telephone number, including area code

ITEM 9. Regulation FD Disclosure

On October 15, 2002, Morry Weiss, Chairman and Chief Executive Officer, and Robert P. Ryder, Senior Vice President and Chief Financial Officer, each filed with the Securities and Exchange Commission a Statement Under Oath of Principal Executive Officer and Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings as required by SEC Order 4-460 issued on June 27, 2002. Copies of these statements are attached hereto as Exhibits 99(a) and 99(b) and are incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN GREETINGS CORPORATION

By: /s/ Jon Groetzinger, Jr.

Jon Groetzinger, Jr.
Senior Vice President
General Counsel & Secretary

October 15, 2002

TABLE OF CONTENTS

EXHIBIT INDEX

Exhibit No.	
99(a)	Statement Under Oath of Principal Executive Officer Regarding Facts and Circumstances Relating to Exchange Act Filings, dated October 14, 2002.
99(b)	Statement Under Oath of Principal Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings, dated October 14, 2002.